Mail Stop 3561

January 25, 2008

Nicholas Cirillo, Jr.
Chief Executive Officer and President
Clickable Enterprises, Inc.
2 Madison Avenue, Suite 209
Larchmont, NY  10538


> **Re:** **Clickable Enterprises, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed January 2, 2008**
> **File No. 0-23737**

Dear Mr. Cirillo:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

General

1.     Please revise the proxy statement throughout to provide information as of a more recent date.  To the extent a final date has not been determined, please leave a placeholder until such date has been determined.  For example, please remove references to a November 28, 2007 meeting and an October 22, 2007 record date. In addition, please provide the number of shares outstanding as well as market prices as of a more recent date.  In addition, please remove the bracketed phrases suggesting that information in the proxy is not complete or accurate.  See, for example, the first paragraph on page 14 and the paragraph preceding the table on page 19.

Amendment to Certificate of Incorporation to Authorize Additional Shares of Common
Stock, page 7
Background of Proposal, page 7

2.      We note your response to comment one in our letter dated November 6, 2007.
        Please amend the Current Report on Form 8-K related to the issuance of securities
        on May 31, 2007 to file the registration rights agreement as an exhibit.  Please
        confirm that you filed the final, execution copies of the agreements.  We note, for
        example, that section 3.c. of the securities purchase agreement does not appear to
        be finalized.

3.      We note your response to comment three in our letter dated November 6, 2007
        with respect to the notes that matured on October 15, 2007.  Please disclose
        whether the company is seeking to restructure those obligations and whether the
        company expects to receive a default notice from the holders of such notes.

4.      We note your response to comment four in our letter dated November 6, 2007.
        Please add such disclosure to an appropriate place in the proxy statement.  In
        addition, in footnote two to the table presented, please disclose the intra day
        trading price above which interest is no longer payable for each note.

5.      We note your response to comments five, six and seven in our letter dated
        November 6, 2007.  Please add such disclosure to an appropriate place in the
        proxy statement.

Response Letter

6.      We note the statements made in the second to last paragraph of the company's
        response letter.  Please include with the next response letter a statement signed by
        a representative of the company that includes the representations requested below.

                                        *****

        As appropriate, please amend your filing and respond to these comments.  You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information.  Detailed cover letters greatly
facilitate our review.  Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Gary A. Miller, Esq.
        Eckert Seamans Cherin & Mellott, LLC